Annual Shareholder Meeting Results

PIMCO Corporate and Income Opportunity Fund held their annual meetings of shareholders on April 30, 2015. Shareholders voted as indicated below:

PIMCO Corporate and Income Opportunity Fund

Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year

            Withheld
Affirmative Authority
60,437,951  2,004,532
Re election of Deborah A. DeCotis Class III to serve until the annual Meeting for the 2017-2018 fiscal year
60,610,055  1,832,428
Re election of John C. Maney Class III to serve until the annual
Meeting for the 2017 2018 fiscal year
60,575,701  1,866,782

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, James A. Jacobson, William
B. Ogden, IV, and Alan Rappaport continued to serve as Trustees of the Fund. Interested Trustee